NO ACT

DC
PE
1-10-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

08041729

Received SEC
MAR 07 2008
Washington, DC 20549

March 7, 2008

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/7/2008

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: JPMorgan Chase & Co.
Incoming letter dated January 10, 2008

Dear Ms. Goodman:

This is in response to your letters dated January 10, 2008 and January 11, 2008 concerning the shareholder proposal submitted to JPMorgan Chase by the Free Enterprise Action Fund. We also have received a letter from the proponent dated January 15, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 14 2008
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Steven J. Milloy
Managing Partner & General Counsel
Action Fund Management, LLC
12309 Briarbush Lane
Potomac, MD 20854

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

agoodman@gibsondunn.com

January 10, 2008

Direct Dial
(202) 955-8653
Fax No.
(202) 530-9677

Client No.
C 62344-00015

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Shareholder Proposal of the Free Enterprise Action Fund*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, JPMorgan Chase & Co. ("the Company"), intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Shareholders (collectively, the "2008 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from the Free Enterprise Action Fund (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2008 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal requests that the Company provide a report on its "process for identifying and prioritizing legislative and regulatory public policy advocacy activities." As described in the Proposal, this report should: (1) "Describe the process by which the Company identifies, evaluates and prioritizes public policy issues of interest to the Company"; (2) "Identify and describe public policy issues of interest to the Company"; (3) "Prioritize the issues by importance to creating shareholder value"; and (4) "Explain the business rationale for [such] prioritization." The motivation for seeking such a report is described in the Proposal's supporting statement, which describes the Proponent's views on litigation reform as it relates to the Company and decries the Company's lack of "commitment to advocate for litigation reform." A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations (i.e., evaluating the impact of government regulation on the Company and involving the Company in the political or legislative process relating to specific legislative initiatives).

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(i)(7) Because It Addresses Matters Related to the Company's Ordinary Business Operations.

Under well-established precedent, we believe that the Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it "deals with a matter relating to the company's ordinary business operations." According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct shareholder oversight. The second consideration related to the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

As noted above, the Proposal is focused on involving the Company in public policy debates and lobbying on specific matters, as is apparent from its supporting statement's singular focus on litigation reform. As such, it implicates issues fundamental to the Company's business and seeks to inject shareholder oversight into a complex decision-making process for which shareholders are ill-equipped to participate. Specifically, the Proposal intrudes into several areas of ordinary business, including the evaluation of the impact on the Company of government regulation, engaging the company in the political or legislative process, and public relations. As described below, the Staff consistently has concurred in the omission under Rule 14a-8(i)(7) of shareholder proposals relating to such matters.

A. The Resolution and Supporting Statement Address Ordinary Business Operations.

When assessing proposals under Rule 14a-8(i)(7), the Staff considers both the resolution and the supporting statement as a whole. *See* Section D.2, Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C") ("In determining whether the focus of these proposals is a significant social policy issue [rendering the proposal generally non-excludable under Rule 14a-8(i)(7)], we consider both the proposal and the supporting statement as a whole."). As a result, regardless of whether the "resolved" clause in a shareholder proposal implicates ordinary business matters, the proposal is excludable when the supporting statement has the effect of transforming a vote on the proposal into a vote on an ordinary business matter.

For example, in *General Electric Co.* (avail. Jan. 10, 2005), the Staff concurred in the exclusion of a shareholder proposal where the "resolved" clause related to the company's executive compensation policy (a subject of shareholder proposals the Staff has determined generally are not excludable) because the supporting statement primarily addressed the issue of the depiction of smoking in motion pictures. In concurring that the proposal could be excluded under Rule 14a-8(i)(7), the Staff stated that "although the proposal mentions executive compensation, the thrust and focus of the proposal is on the ordinary business matter of the nature, presentation and content of programming and film production." *See also Corrections Corp. of America* (avail. Mar. 15, 2006) (concurring in the omission of a proposal where the "resolved" clause addressed a particular executive compensation policy, but the thrust and focus of the supporting statement related to general compensation matters).

This position also is reflected in numerous letters addressing proposals on corporate charitable giving, where the Staff has concurred that shareholder proponents cannot use an otherwise non-excludable resolution as a vehicle for raising matters that relate to a company's ordinary business operations. In this context, the Staff has recognized a distinction under Rule 14a-8(i)(7) between appropriate proposals that address a company's policies toward charitable giving generally and excludable proposals that focus on charitable giving to particular types of organizations. *Compare Verizon Communications, Inc.* (avail. Jan. 25, 2005) (concurring that a proposal recommending that the company's board disallow contributions to "Jesse Jackson, Rainbow/PUSH Coalition, the Citizenship Education Fund, and any other nonprofit organization primarily identified with Jesse Jackson" was excludable under Rule 14a-8(i)(7) because it related to "contributions to specific organizations"), *with Microsoft Corp.* (avail. Aug. 11, 2003) (denying exclusion of a proposal recommending that the company refrain from making *any* charitable contributions). In assessing this distinction, the Staff does not solely review the "resolved" clause set forth in the proposal, but instead assesses the resolution and the supporting statement as a whole. For example, in *American Home Products* (avail. Mar. 4, 2002), a shareholder proposal requested that the company's board of directors form a committee to study and report on the impact charitable contributions have on the company's business and share value. However, because the proposal's introductory remarks addressed Planned Parenthood and similar organizations, the Staff concurred that the company could exclude the proposal under Rule 14a-8(i)(7). *See also Schering-Plough Corp.* (avail. Mar. 4, 2002) (same).

Significantly, just as the proposals in *Verizon Communications*, *American Home Products* and *Schering-Plough* focused on a particular charity rather than the company's charitable giving policy generally, the Proposal here does not focus on the Company's lobbying priorities generally, but rather consists of numerous paragraphs addressing one particular legislative and regulatory initiative: litigation reform. As described in detail in the following section, although the "resolved" clause of the Proposal seeks a report on the Company's process for "identifying and prioritizing legislative and regulatory public policy advocacy activities" generally, the supporting statement is quite specific, cataloguing the Proponent's belief that unmeritorious litigation against the Company has harmed shareholder value and urging the Company to institute a policy "to advocate for litigation reform."

Consistent with the no-action letter precedent cited above, and as described further in the following section, the Proposal may be excluded under Rule 14a-8(i)(7) as addressing matters related to the Company's ordinary business operations because the Proposal's supporting statement makes clear that it seeks to involve the Company in specific legislative and regulatory activity.

B. The Proposal Involves Ordinary Business Operations Because It Calls for the Company to Evaluate the Impact of Government Regulation on the Company and Attempts to Involve the Company in Public Policy Discussions Regarding Specific Legislative and Regulatory Initiatives.

On numerous occasions, the Staff has concurred that a shareholder proposal is excludable where, as here, it seeks to involve a company in the political or legislative process. For example, in *International Business Machines Corp.* (avail. Jan. 21, 2002), the Staff concurred that a proposal requiring the company to "[j]oin with other corporations in support of the establishment of a properly financed national health insurance system" was excludable because it "appears directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations." *See also General Motors Corp.* (avail. Apr. 7, 2006) (permitting the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the company petition the U.S. Government for improved corporate average fuel economy standards, "lead the effort to enroll the assistance of the Administration and Congress" and the automotive industry to develop a non-oil based transportation system, and spread this technology to other nations).

Even though the Proposal is phrased in general terms of requesting a report on the Company's policy and plans regarding legislative and regulatory initiatives, it is well established that when determining whether a shareholder proposal requesting the preparation of a report is excludable under Rule 14a-8(i)(7), the Staff "will consider whether the subject matter of the special report involves a matter of ordinary business." *See* Exchange Act Release No. 20091 (Aug. 16, 1983). The Staff previously has concurred that shareholder proposals seeking reports can have the effect of involving a company in the political or legislative process and therefore be excludable under Rule 14a-8(i)(7). *See, e.g., International Business Machines Corp.* (avail. Mar. 2, 2000) (concurring in the omission of a proposal requesting that the company prepare a report discussing issues under review by federal regulators and legislative proposals relating to cash balance plan conversions because it was "directed at involving IBM in the political or legislative process").

Here, the Proposal's supporting statement contends that litigation costs have reduced shareholder value and urges the Company to "advocate for litigation reform." By way of example, the supporting statement notes that the Company has announced a commitment to advocate for a restrictive national policy for greenhouse gas emissions, but has not made a similar "commitment to advocate for litigation reform that might reduce the unmeritorious litigation that reduces shareholder value." Such "unmeritorious litigation," according to the supporting statement, has cost the Company "billions of dollars," including "at least $500 million in attorney's fees during 2004." Given these costs, the supporting statement asserts that "[b]enefits to the Company and shareholders from litigation reform are more certain and tangible than benefits to shareholders from restrictive policies concerning greenhouse gas emissions." As noted above, the Staff consistently has concurred that shareholder proposals seeking reports on the impact on a company of specific legislative, policy and/or regulatory actions, such as litigation reform, involve ordinary business matters.

For example, the Staff recently concurred in the omission of four shareholder proposals submitted by the Proponent to various companies because the proposals, all of which requested the companies to provide an annual "Business Social Responsibility Report," related to the companies' ordinary business operations, namely "evaluating the impact of government regulation." *Citigroup Inc.* (avail. Feb. 5, 2007); *Bank of America Corp.* (avail. Jan. 31, 2007); *General Electric Co.* (avail. Jan. 30, 2007); *Pfizer Inc.* (avail. Jan. 31, 2007). In each case, although the resolution simply requested a report, surrounding language in the proposal indicated that the requested report "*may* include a description of Company activity and plans with respect to . . . [r]educing the impact on the Company of . . . unmeritorious litigation (lawsuit/tort reform) . . . [and] [p]romoting key pro-free enterprise principles and public policies" (emphasis added). In addition, the proposals' supporting statements catalogued various costs to the companies of unmeritorious litigation and other issues and noted that the "[s]hareholders expect[ed] management to take appropriate actions to advance shareholder interests, including participating in public policy debates and lobbying activities." Accordingly, the Staff agreed that the proposals called on the companies to evaluate the impact of government regulation, and therefore related to the companies' ordinary business operations. Similarly, in *Microsoft Corp.* (avail. Sept. 29, 2006), the Staff concurred in the exclusion of a proposal calling for an evaluation of the impact on the company of expanded government regulation of the Internet, while in *General Electric Co.* (avail. Jan. 17, 2006), the Staff concluded that a proposal relating to a report on the impact of a flat tax was properly excludable under Rule 14a-8(i)(7) as relating to GE's "ordinary business operations." *See also Pepsico, Inc.* (avail. Mar. 7, 1991) (concurring that a proposal calling for an evaluation of various health care reform proposals being considered by federal policy makers was excludable in reliance on Rule 14a-8(i)(7)'s predecessor, Rule 14a-8(c)(7)).

As with each of the proposals discussed above, the Proposal requests a report on, and seeks to direct the Company's political and lobbying activities with respect to, a specific item of legislative action affecting the Company's operations; namely, litigation reform. An assessment of, and approach to, regulatory or legislative reforms and public policies impacting the Company's business, as requested by the Proposal, is a customary and important responsibility of management, and is not a proper subject for shareholder involvement. The Company devotes significant time and resources to participating in the legislative and regulatory process, including taking positions on legislative policies that the Company believes are in line with its best interests. This process involves the study of a number of factors, including the likelihood that lobbying efforts will be successful and the anticipated effect of specific regulations on the Company's financial position and shareholder value. Likewise, decisions as to how and whether to lobby on behalf of a particular legislative initiative, or whether to otherwise participate in the political process by taking an active role in public policy debates, involve complex decisions implicating the impact of proposed legislation on the Company's business, the use of corporate resources and the interaction of such efforts with other lobbying and public policy communications by the Company. Shareholders are not in a position to make such judgments. Rather, determining and prioritizing appropriate legislative and policy reforms to advocate on behalf of the Company and assessing the impact of such reforms are matters more appropriately addressed by management. By seeking to involve the Company in a specific legislative initiative, the Proposal intrudes upon traditional managerial decision-making, thereby implicating the Company's ordinary business operations, and it therefore is excludable under Rule 14a-8(i)(7).

Furthermore, this Proposal is clearly distinguishable from other proposals that ask companies to list and report *generally* on their political activities but do not focus on particular legislative or regulatory topics. For example, in *American Telephone and Telegraph Co.* (avail. Jan. 11, 1984), a shareholder proposal requested that the company disclose each political contribution made by the company. In denying the company's request for no-action relief, the Staff noted that it viewed the proposal as relating to "general political activities" and not "activities that relate directly to the Company's ordinary business." *See also Exxon Mobil Corp.* (avail. Mar. 5, 2004) (Staff did not concur with exclusion as ordinary business of a proposal that asked the company to prepare a report on the company's policies and business rationale for political contributions, the identity of the person making the decisions about political contributions, and an accounting of the company's political contributions).

In contrast to the proposals in *American Telephone and Telegraph Co.* and *Exxon Mobil Corp.*, here the Proposal focuses on lobbying regarding a specific legislative initiative applicable to the Company's business operations—litigation reform. Thus, the Proposal—like the Proponent's proposals excluded last year in *Citigroup, Bank of America, General Electric* and *Pfizer*—is more closely analogous to the proposals on charitable contributions that were the subject of the *Johnson & Johnson, Pfizer, Bank of America* and *American Home Products* no-action letters discussed above. Just as with those proposals, the Proposal—although presented in the guise of a general request—has a very specific intent. The Proposal, as is clear from the supporting statement's singular focus on litigation reform, seeks to involve the Company in, and influence the Company with respect to, a specific legislative initiative.

Finally, the supporting statement's passing reference to the Company's environmental policy does not render the Proposal non-excludable as implicating a "significant social policy" because, as discussed above, such reference is made solely for the purpose of arguing that the Company's shareholders would be better served by a Company policy advocating for litigation reform. In determining whether a shareholder proposal implicates a "significant social policy issue," the Staff examines "the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health." SLB 14C.

For example, in *E.I. duPont de Nemours & Co.* (avail. Feb. 25, 2005), the Staff declined to concur in the exclusion of a shareholder proposal requesting a report on the company's lobbying expenditures "relating to the health and environmental consequences" of a chemical used in the company's manufacturing process because the proposal focused on the external health and environmental impact of the company's operations. In contrast, in *General Motors Corp.* (avail. Apr. 7, 2006), the Staff concurred in the omission of a proposal requiring the company to lobby regarding fuel economy standards because it sought to involve the company "in the political or legislative process relating to an aspect of its operations." As discussed above, the Proposal mentions the Company's policy to advocate for "a restrictive national policy for greenhouse gas emissions" only to highlight the Company's lack of a similar policy "to advocate for litigation reform," and to argue that the "[b]enefits to the Company and shareholders from litigation reform are more certain and tangible than benefits to shareholders from restrictive policies concerning greenhouse gas emissions." As such, unlike the proposal in *E.I. duPont de Nemours*, the Proposal does not relate to the external environmental or health impact of the Company's operations. The Proposal and supporting statement neither discuss the external environmental impact of the Company's operations nor urge the Company to adopt a more restrictive environmental policy. To the contrary, the Proposal's supporting statement simply argues that the Company's environmental policy does not benefit shareholders or the Company and contends that a policy of advocating for litigation reform would yield benefits to the Company and its shareholders that the Company's environmental policy does not. This focus on the Company's lobbying activities and the impact of governmental regulation on the Company is analogous to the focus of the proposal excluded in *General Motors*, discussed above. Because the Proposal does not implicate the sort of significant social policy issues contemplated by Rule 14a-8(i)(7) or SLB 14C, it may properly be excluded under Rule 14a-8(i)(7).

Based on the precedent discussed above, and the Staff's guidance in the 1998 Release and SLB 14C, the Proposal—as is apparent from its supporting statement—touches upon precisely the types of business decisions Rule 14a-8(i)(7) intended to reserve to management and remove from the proxy process (i.e., management decisions about specific legislative and regulatory initiatives) and does not implicate any significant social policy issues. Accordingly, the Proposal may be excluded from the Company's proxy materials under Rule 14a-8(i)(7) because it "deals with a matter relating to the company's ordinary business operations."

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2008 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In addition, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or Anthony J. Horan, the Company's Corporate Secretary, at (212) 270-7122.

Sincerely,

Amy L. Goodman

ALG/bmg
Enclosures

cc: Anthony J. Horan, JPMorgan Chase & Co.
Steven J. Milloy, Action Fund Management, LLC

100364793_7.DOC

EXHIBIT A

action fund
management, LLC

12309 briarbush lane
potomac, md 20854
t 301/258 2852
f 301/330 3440

BY FAX

November 30, 2007

Anthony J. Horan
Secretary
JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017-2070

Dear Mr. Horan:

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in The Charles Schwab Corporation (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Free Enterprise Action Fund ("FEAOX") is the beneficial owner of approximately 1797 shares of the Company's common stock, 1797 shares of which have been held continuously for more than a year prior to this date of submission. The FEAOX intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder's appropriate verification of the FEAOX's beneficial ownership will follow.

The FEAOX's designated representatives on this matter are Mr. Steven J. Milloy and Dr. Thomas J. Borelli, both of Action Fund Management, LLC, 12309 Briarbush Lane, Potomac, MD 20854. Action Fund Management, LLC is the investment adviser to the FEAOX. Either Mr. Milloy or Dr. Borelli will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Mr. Milloy at 301-258-2852. Copies of correspondence or a request for a "no-action" letter should be forwarded to Mr. Milloy c/o Action Fund Management, LLC, 12309 Briarbush Lane, Potomac, MD 20854.

Sincerely,

Steven J. Milloy
Managing Partner
Investment Adviser to the FEAOX, Owner of JPM Common Stock

Attachment: Shareholder Proposal: Lobbying Priorities Report

Lobbying Priorities Report

Resolved: The shareholders request the Board of Directors report to shareholders by October 2008 on the Company's process for identifying and prioritizing legislative and regulatory public policy advocacy activities. The report should:

1. Describe the process by which the Company identifies, evaluates and prioritizes public policy issues of interest to the Company;

2. Identify and describe public policy issues of interest to the Company;

3. Prioritize the issues by importance to creating shareholder value; and

4. Explain the business rationale for prioritization.

The report should be conducted at reasonable cost and exclude confidential information.

Supporting Statement:

In 2004, environmental activists began pressuring the Company to adopt an environmental policy. Activist pressure tactics included transporting public school children to corporate headquarters to protest the Company on December 16, 2004 and protesting the Chairman William Harrison in his residential neighborhood on March 5, 2005.

On April 25, 2005, the Company issued an environmental policy similar to that demanded by the environmental activists, including a commitment to advocate a restrictive national policy for greenhouse gas emissions.

Over the past several years, the Company agreed to settle various lawsuits, including Enron and WorldCom litigation, for billions of dollars, despite claiming the Company had meritorious defenses to the lawsuits. The Company spent at least $500 million in attorney's fees during 2004.

The Company has not issued a policy, similar in form to its environmental policy, announcing the Company's commitment to advocate for litigation reform that might reduce unmeritorious litigation that reduces shareholder value.

Benefits to the Company and shareholders from litigation reform are more certain and tangible than benefits to shareholders from restrictive policies concerning greenhouse gas emissions. Moreover, shareholder value may very well be harmed by Company advocacy of a restrictive national global warming policy.

ACTION FUND MANAGEMENT
12309 Briarbush Lane
Potomac, MD 20854

FAX

Phone:	301-258-9320	**Date:**	**November 30, 2007**
Fax:	301-3303440		
Email:	stevenmilloy@yahoo.com	**From:**	**Steven Milloy**
URL:		**Pages:**	3 (including cover)
TO:	Tony Horan	**FAX:**	212-270-4240
		RE:	Shareholder Proposal

Tony

Attached please find a shareholder proposal submitted on behalf of the Free Enterprise Action Fund.

Thanks,

Steve

Note: The information contained in this fax is intended only for the individual to whom it is addressed or agent responsible to deliver it to the intended recipient. If you have received this communication in error please immediately notify us by telephone. If there are any problems with the receipt of this document, please call us at **301-258-2852.**

JPMorganChase

Anthony J. Horan
Corporate Secretary
Office of the Secretary

November 30, 2007

Mr. Steven J. Milloy
Managing Partner
c/o Action Fund Management, LLC
12309 Briarbush Lane, Potomac, MD 20854

Dear Mr. Milloy:

This will acknowledge receipt of a letter dated November 30, 2007, whereby you advised JPMorgan Chase & Co. of the intention of the Free Enterprise Action Fund to submit a proposal to be voted upon at our 2008 Annual Meeting.

We bring to your attention the following deficiency regarding eligibility in accordance with Rule 14a-8 of the Securities and Exchange Commission (SEC):

> The Free Enterprise Action Fund did not provide proof of ownership in the stock of JPMorgan Chase & Co. (JPM). According to the SEC rule, at least $2,000 in market value in the stock of JPM must have continuously been held for at least one year previous to the date of submission of this proposal. Please provide a brokerage statement or broker letter acknowledging ownership of JPM stock for at least one year.

SEC Rule 14a-8(f) requires that the above deficiency be corrected within 14 calendar days from the date of receipt of this letter. While we very much appreciate your interest in the topic of your proposal, if you do not correct the deficiency we cite, this proposal will be excluded from our proxy statement. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this notification.

Sincerely,

[signature]

From: Origin ID: OGSA (212)270-2451
Irma Caracciolo
JPMorgan Chase & Co.
270 Park Ave

New York, NY 10017

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Steven J. Milloy
Action Fund MAnagement, LLC
12309 Briarbush Lane

Potomac, MD 20854

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agoodman@gibsondunn.com

RECEIVED
2008 JAN 14 AM 11:29
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 11, 2008

Direct Dial
(202) 955-8653

Fax No.
(202) 530-9677

Client No.
C 62344-00015

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: *Supplemental Letter Regarding Shareholder Proposal of the Free Enterprise Action Fund Exchange Act of 1934—Rule 14a-8*

Dear Ladies and Gentlemen:

On January 10, 2008, we submitted a letter (the "No-Action Request") on behalf of our client, JPMorgan Chase & Co. (the "Company"), notifying the staff of the Division of Corporation Finance (the "Staff") that the Company intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Shareholders (collectively, the "2008 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from the Free Enterprise Action Fund (the "Proponent"). The Proposal requests that the Company provide a report on its "process for identifying and prioritizing legislative and regulatory public policy advocacy activities." A copy of the Proposal, as well as related correspondence from the Proponent, is attached hereto as Exhibit A.

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2008 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

BASIS FOR SUPPLEMENTAL LETTER

The No-Action Request indicated our belief that the Proposal may be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations (i.e., evaluating the impact of government regulation on the Company and involving the Company in the political or legislative process relating to specific legislative initiatives). We write supplementally to state that, in addition to the basis for exclusion set forth in the No-Action Request, we also believe that the Proposal may be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to substantiate its eligibility to submit the Proposal.

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(b) and Rule 14a-8(f)(1) Because the Proponent Failed to Substantiate Its Eligibility to Submit the Proposal.

The Proponent submitted the Proposal to the Company via facsimile on November 30, 2007, which the Company received on November 30, 2007. *See* Exhibit A. The Proponent did not include with the Proposal evidence demonstrating satisfaction of the ownership requirements of Rule 14a-8(b). Furthermore, the Company confirmed that the Proponent does not appear on the records of the Company's stock transfer agent as a shareholder of record. Accordingly, because the Company was unable to verify the Proponent's eligibility to submit the Proposal from its records, the Company sought verification from the Proponent of its eligibility to submit the Proposal. Specifically, the Company sent via Federal Express to the Proponent a letter on November 30, 2007, which was within 14 calendar days of the Company's receipt of the Proposal, notifying the Proponent of the requirements of Rule 14a-8 and how the Proponent could cure the procedural deficiency; specifically, that a shareholder must satisfy the ownership requirements under Rule 14a-8(b) (the "Deficiency Notice"). *See* Exhibit B.

The Deficiency Notice requests that the Proponent provide proof of ownership that satisfies the requirements of Rule 14a-8 and provides further guidance regarding those requirements. The Deficiency Notice also explains that Rule 14a-8(f) requires that the deficiency be corrected within 14 calendar days from the date the Proponent receives the

Deficiency Notice. Further, the Deficiency Notice explains that if the Proponent does not send a response that is postmarked or transmitted electronically within those 14 days, the Company will exclude the proposal from its 2008 Proxy Materials. Federal Express records confirm delivery of the Deficiency Notice to the Proponent at 1:34 p.m. on December 3, 2007. *See* Exhibit C. The Company never received a response to the Deficiency Notice from the Proponent.

When a proponent fails to provide satisfactory evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1), the Staff consistently has concurred that a company may omit the proposal. *See, e.g., General Motors Corp.* (avail. Apr. 5, 2007) (concurring with the exclusion of a shareholder proposal and noting that "the proponent appears to have failed to supply documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b)"). *See also Yahoo! Inc.* (avail. Mar. 29, 2007); *CSK Auto Corp.* (avail. Jan. 29, 2007); *Motorola, Inc.* (avail. Jan. 10, 2005), *Johnson & Johnson* (avail. Jan. 3, 2005); *Agilent Technologies* (avail. Nov. 19, 2004); *Intel Corp.* (avail. Jan. 29, 2004); *Seagate Technology* (avail. Aug. 11, 2003); *J.P. Morgan Chase & Co.* (avail. Mar. 13, 2002). Moreover, in *Pfizer Inc.* (avail. Jan. 16, 2004), the Staff concluded that a shareholder proponent's failure to respond to Pfizer's deficiency notice, which was substantially similar in content to the Deficiency Notice, was a sufficient justification to concur with Pfizer's exclusion of the proponent's proposal in reliance on Rule 14a-8(f)(1) and Rule 14a-8(b).

Accordingly, we believe that the Proposal is excludable under Rule 14a-8(b) and Rule 14a-8(f)(1) due to the Proponent's failure to provide the Company with satisfactory evidence of its requisite continuous ownership of the Company's stock as of the date the Proposal was submitted to the Company.

CONCLUSION

Based on the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2008 Proxy Materials for the reasons set forth above. While this letter addresses the Company's basis for excluding the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1), we also reiterate our belief that the Proposal is excludable under Rule 14a-8(i)(7) for the reasons discussed in the No-Action Request. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

The Company hereby agrees to promptly forward to the Proponent any Staff response to this supplemental letter that the Staff transmits by facsimile to the Company only.

If we can provide any additional information or be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or Anthony J. Horan, the Company's Corporate Secretary, at (212) 270-7122.

Sincerely,

Amy L. Goodman

ALG/jlk
Enclosures

cc: Anthony J. Horan, JPMorgan Chase & Co.
Steven J. Milloy, Free Enterprise Action Fund

100368605_2.DOC

EXHIBIT A

action fund
management, LLC

12309 briarbush lane
potomac, md 20854
t 301/258 2852
f 301/330 3440

BY FAX

November 30, 2007

Anthony J. Horan
Secretary
JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017-2070

Dear Mr. Horan:

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in The Charles Schwab Corporation (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Free Enterprise Action Fund ("FEAOX") is the beneficial owner of approximately 1797 shares of the Company's common stock, 1797 shares of which have been held continuously for more than a year prior to this date of submission. The FEAOX intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder's appropriate verification of the FEAOX's beneficial ownership will follow.

The FEAOX's designated representatives on this matter are Mr. Steven J. Milloy and Dr. Thomas J. Borelli, both of Action Fund Management, LLC, 12309 Briarbush Lane, Potomac, MD 20854. Action Fund Management, LLC is the investment adviser to the FEAOX. Either Mr. Milloy or Dr. Borelli will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Mr. Milloy at 301-258-2852. Copies of correspondence or a request for a "no-action" letter should be forwarded to Mr. Milloy c/o Action Fund Management, LLC, 12309 Briarbush Lane, Potomac, MD 20854.

Sincerely,

Steven J. Milloy
Managing Partner
Investment Adviser to the FEAOX, Owner of JPM Common Stock

Attachment: Shareholder Proposal: Lobbying Priorities Report

Lobbying Priorities Report

Resolved: The shareholders request the Board of Directors report to shareholders by October 2008 on the Company's process for identifying and prioritizing legislative and regulatory public policy advocacy activities. The report should:

1. Describe the process by which the Company identifies, evaluates and prioritizes public policy issues of interest to the Company;

2. Identify and describe public policy issues of interest to the Company;

3. Prioritize the issues by importance to creating shareholder value; and

4. Explain the business rationale for prioritization.

The report should be conducted at reasonable cost and exclude confidential information.

Supporting Statement:

In 2004, environmental activists began pressuring the Company to adopt an environmental policy. Activist pressure tactics included transporting public school children to corporate headquarters to protest the Company on December 16, 2004 and protesting the Chairman William Harrison in his residential neighborhood on March 5, 2005.

On April 25, 2005, the Company issued an environmental policy similar to that demanded by the environmental activists, including a commitment to advocate a restrictive national policy for greenhouse gas emissions.

Over the past several years, the Company agreed to settle various lawsuits, including Enron and WorldCom litigation, for billions of dollars, despite claiming the Company had meritorious defenses to the lawsuits. The Company spent at least $500 million in attorney's fees during 2004.

The Company has not issued a policy, similar in form to its environmental policy, announcing the Company's commitment to advocate for litigation reform that might reduce unmeritorious litigation that reduces shareholder value.

Benefits to the Company and shareholders from litigation reform are more certain and tangible than benefits to shareholders from restrictive policies concerning greenhouse gas emissions. Moreover, shareholder value may very well be harmed by Company advocacy of a restrictive national global warming policy.

ACTION FUND MANAGEMENT
12309 Briarbush Lane
Potomac, MD 20854

FAX

Phone:	301-258-9320	**Date:**	**November 30, 2007**
Fax:	301-3303440		
Email:	stevenmilloy@yahoo.com	**From:**	**Steven Milloy**
URL:		**Pages:**	3 (including cover)
TO:	Tony Horan	**FAX:**	212-270-4240
		RE:	Shareholder Proposal

Tony

Attached please find a shareholder proposal submitted on behalf of the Free Enterprise Action Fund.

Thanks,

Steve

EXHIBIT B

JPMorganChase

Anthony J. Horan
Corporate Secretary
Office of the Secretary

November 30, 2007

Mr. Steven J. Milloy
Managing Partner
c/o Action Fund Management, LLC
12309 Briarbush Lane, Potomac, MD 20854

Dear Mr. Milloy:

This will acknowledge receipt of a letter dated November 30, 2007, whereby you advised JPMorgan Chase & Co. of the intention of the Free Enterprise Action Fund to submit a proposal to be voted upon at our 2008 Annual Meeting.

We bring to your attention the following deficiency regarding eligibility in accordance with Rule 14a-8 of the Securities and Exchange Commission (SEC):

- The Free Enterprise Action Fund did not provide proof of ownership in the stock of JPMorgan Chase & Co. (JPM). According to the SEC rule, at least $2,000 in market value in the stock of JPM must have continuously been held for at least one year previous to the date of submission of this proposal. Please provide a brokerage statement or broker letter acknowledging ownership of JPM stock for at least one year.

SEC Rule 14a-8(f) requires that the above deficiency be corrected within 14 calendar days from the date of receipt of this letter. While we very much appreciate your interest in the topic of your proposal, if you do not correct the deficiency we cite, this proposal will be excluded from our proxy statement. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this notification.

Sincerely,

Horan

JPMorgan Chase & Co. • 270 Park Avenue, New York, NY 10017-2070
Telephone: 212 270 7122 • Facsimile: 212 270 4240
anthony.horan@chase.com

425771:v1

From: Origin ID: OGSA (212)270-2451
Irma Caracciolo
JPMorgan Chase & Co.
270 Park Ave

New York, NY 10017

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Action Fund MAnagement, LLC
12309 Briarbush Lane

Potomac, MD 20854

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action fund
management, LLC

12309 briarbush lane
potomac, md 20854
T 301/258 2852
F 301/330 3440

RECEIVED
2008 JAN 16 AM 10: 58
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 15, 2008

VIA OVERNIGHT DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, DC 20549

Re: Shareowner Proposal of the Free Enterprise Action Fund to JPMorgan Chase & Co. Inc. under Exchange Act Rule 14a-8

Dear Ladies and Gentlemen:

This letter is submitted on behalf of the Free Enterprise Action Fund ("FEAOX") in response to a January 10, 2008 request (and January 11, 2008 supplemental letter) from JPMorgan Chase & Co. ("JPM") to the Division of Corporation Finance ("Staff") for a no-action letter concerning the above-captioned shareowner proposal (the "Proposal").

Action Fund Management, LLC is the investment advisor to the FEAOX and is authorized to act on its behalf in this matter.

We believe that JPM's request is without merit and that there is no legal or factual basis for JPM to exclude the Proposal from its 2008 Proxy Materials.

Finally, we request that Mr. Thomas J. Kim, chief counsel of the Division of Corporation Finance and a former attorney for the General Electric Company, formally recuse himself from any role in this matter.

I. The FEAOX never received notice from JPM concerning eligibility to submit the Proposal.

JPM claimed in its supplemental letter of Jan. 11 that the FEAOX did not submit proof of eligibility to submit the Proposal, despite a request from JPM.

The FEAOX never received this request. Though JPM has FedEx tracking information alleging that the letter was delivered to our offices, the FEAOX has no record of receiving JPM's communication. No one signed for the letter at the FEAOX office – supposedly it was just left at the front door — and so there is no proof that the letter was actually received. JPM's supplemental letter is our first notification of JPM's request for proof of eligibility. We are now in the process of producing such proof which will be promptly delivered to JPM.

II. The Proposal was previously included JPM's 2006 proxy materials.

The Proposal was previously included in JPM's 2006 proxy materials and garnered approximately 27 percent of shareholder vote. Although the proposal was not submitted last year, JPM did not object to including the Proposal in 2006.

III. JPM has previously discussed the Proposal's subject matter at shareholder meetings.

The Proposal arose out of discussions between JPM and shareholders at the 2005 annual general meeting of shareholders. The Proposal and its subject matter were again discussed at the 2006 annual general meeting. Since JPM has previously consented to discuss the proposal's subject matter openly with shareholders, JPM should not now be allowed to hide behind Rule 14a-8 technicalities in order to silence discussion of a topic of interest to a large number of shareholders

IV. Thomas Kim should recuse himself from this matter.

We request that Thomas Kim, chief counsel of the Staff, recuse himself from this matter because he is a former attorney for the General Electric Company ("GE") and he may be biased against the FEAOX because of its shareholder activities.

While Mr. Kim was employed by GE:

- The Staff twice refused to grant GE no-action requests on global warming shareholder proposals filed by the FEAOX;
- FEAOX re-filed its global warming proposal on October 30, 2007 while Mr. Kim may still have been employed by GE;
- A member of Gibson, Dunn & Crutcher, GE's law firm, was sanctioned by his employer for sending an obscene e-mail to the FEAOX related to a shareholder proposal filed with GE. *See* http://blogs.wsj.com/law/2007/02/12/law-blog-email-of-the-day-by-gibson-dunns-larry-simms/.
- GE joined the U.S. Climate Action Partnership, many members of which have received shareholder proposals from the FEAOX.

V. Conclusion

Based upon the forgoing analysis, we respectfully request that the Staff reject JPM's request for a "no-action" letter concerning the Proposal. If the Staff does not concur with our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response. Also, we request to be party to any and all communications between the Staff and JPM and its representatives concerning the Proposal.

A copy of this correspondence has been timely provided to JPM and its counsel. In the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from JPM or other persons, unless that correspondence has specifically confirmed to the Staff that the Proponent or the undersigned have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this correspondence or JPM's no-action request, please do not hesitate to call me at 301-258-2852.

Sincerely,

Steven J. Milloy
Managing Partner & General Counsel

cc: Anthony J. Horan, JPM
Amy Goodman, Gibson Dunn & Crutcher

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 7, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: JPMorgan Chase & Co.
Incoming letter dated January 10, 2008

The proposal requests a report on JPMorgan Chase's process for identifying and prioritizing legislative and regulatory public policy activities that includes information specified in the proposal.

Rules 14a-8(b) and 14a-8(f) require a proponent to provide documentary support of a claim of beneficial ownership upon request. We note that, to date, it does not appear that the proponent has provided a statement from the record holder evidencing documentary support of continuous beneficial ownership of $2,000, or 1%, in market value of voting securities, for at least one year prior to submission of the proposal. We note, however, the proponent's representation that it did not receive the request from JPMorgan Chase to provide such documentary support. Accordingly, unless the proponent provides JPMorgan Chase with appropriate documentary support of ownership, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if JPMorgan Chase omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that JPMorgan Chase may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that JPMorgan Chase may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

END